Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Airgas, Inc:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-136463) of Airgas, Inc. of our report dated March 31, 2008, with respect to the statements of financial position of the Airgas, Inc. Deferred Compensation Plan II as of December 31, 2007 and 2006 and the related statements of changes in plan equity for the year ended December 31, 2007 and for the period July 1, 2006 (Inception) through December 31, 2006, which report appears in the December 31, 2007 annual report on Form 11-K of the Airgas, Inc. Deferred Compensation Plan II.
/s/ KPMG LLP
Philadelphia, PA
March 31, 2008